VANITY EVENTS HOLDING, INC.
43 West 33 rd Street, Suite 600
New York, NY 10001

September 12, 2008

BY EDGAR AND FAX

Securities and Exchange Commission
Washington, DC 20549
Attention: Michael F. Johnson, Esq.
Attorney

                Re:     Vanity Events Holding, Inc.
                   Registration Statement on Form S-1
                                                      File No. 333-151585

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Vanity Events Holding, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday, September 15, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VANITY EVENTS HOLDING, INC.

By:	/s/ Steven Y. Moskowitz
Steven Y. Moskowitz
Chief Executive Officer